Via E-mail on April 27, 2011

To: Christina D'Angelo (SEC)

From: Cynthia Krus (Sutherland)

Keating Capital, Inc Response to SEC Accounting Comments dated 4/27/11

Fees and Expenses- Page 19:

-The total annual expenses of 5.0% is the same amount of expenses in the initial prospectus and the POS8C filed last year.  Why is this estimate still reasonable considering that the Company has historical data?

Gross expense ratios for the fiscal periods ended December 31, 2010 and 2009 were 15.52% and 23.87%, respectively.

Response:  Based on the Company’s statement of operations for the year ended December 31, 2010, the Company incurred total operating expenses of $2,031,002.  Total operating expenses included base management fees of $218,876, incentive fees of $115,423, stock issuance expenses of $156,941 and other expenses of $1,539,762.

For purposes of the Fees and Expenses table set forth on Page 19 of Post-effective Amendment No. 6, actual annual operating expenses incurred for the year ended December 31, 2010 and the related percent of net assets based on $50 million worth of common stock sold in the continuous public offering (rounded) were as follows:

Annual Expenses	Amount	Percent of Net Assets
Base management fees	$219,000	2.00%	(a)
Incentive fees	$115,000	0.25%
Other expenses (b)	$1,540,000	3.00%

Total annual expenses	$1,874,000	5.25%

(a)	The base management fee is calculated as 2.0% of actual gross assets in accordance with the Investment Advisory and Administrative Services Agreement.
(b)
Other expenses are calculated based on $2,031,002 of total operating expenses reflected in the Company statement of operations for 2010, less $218,876 of base management fees, $115,423 of incentive fees, and $156,941 of stock issuance expenses.  Stock issuance expenses are included as a separate  component in Stockholder Transaction Expenses in the Fees and Expenses tables.

The Company believes that other expenses of approximately $1.5 million for 2010, as reflected above, are representative of what the Company expects to incur in 2011.   Accordingly, based on a projection of $50 million of gross proceeds raised in the continuous public offering, the Company believes that the 5.25% total annual expense estimate (which includes the actual incentive fee accrual) is appropriate.

The 5.0% total annual expense estimate reflected in Post-effective Amendment No. 6  is consistent with the total annual expense estimate reflected in the initial prospectus and Post-effective Amendment No. 2 declared effective on May 26, 2010, because the annual expense estimates were based on the assumption that $50 million of gross proceeds would be raised in the continuous public offering, and that the Company would incur approximately $1.5 million of other expenses (3.0% of $50 million) and the 2.0% base management fee on an annual basis.

The gross expense ratios of 15.52% and 23.87% for 2009 and 2010, respectively, reflected in the Company’s financial statements for the years ended December 31, 2010 and 2009 are based on total operating expenses incurred in each year divided by average net assets for the applicable year.  These ratios are higher than the percentages set forth in the Fees and Expense Table since the percentages are based on an assumed $50 million raise in the public offering to more appropriately estimate going forward expenses as a percentage of net assets.

-Footnote (1) discloses that the estimates are based on selling $50,000,000 of common stock by June 30, 2011.  Is this estimate reasonable?  During the fiscal year ended December 31, 2010, the Company received gross proceeds of $22,809,653.  According to page 60 of the document, in January and February of 2011, the Company received $8,469,970 in gross proceeds.

 Response:  The $50 million capital raise amount estimate used to compute annual expense ratios in the Fees and Expense Table is reasonable based on total gross proceeds raised in the continuous public offering through April 26, 2011.  The following is an updated schedule of gross proceeds raised in the Company’s public offering, which will be included in the Post-effective Amendment No. 7 submission.

Gross
Month	Proceeds

January 2010 (first closing)	$1,146,500
February 2010	546,000
March 2010	1,749,436
April 2010	1,491,050
June 2010	2,327,331
July 2010	1,136,483
August 2010	2,028,643
September 2010	1,459,215
October 2010	2,482,410
November 2010	3,697,520
December 2010	4,745,065
January 2011	3,141,484
February 2011	5,328,486
March 2011	9,168,203
April 2011	6,336,732

Total	$46,784,558

Through the last closing in the public offering on April 26, 2011, total gross proceeds raised were approximately $46.8 million.  The Company believes the estimate is reasonable based on the current information.

-Include the incentive fee in the fee table.  The Company accrued an incentive fee of $115,423 for the most recent fiscal year ended December 31, 2010.

 Response:  Pursuant to your request, the Company has agreed to revise the Fees and Expenses Table to reflect 0.25% to reflect the incentive fee accrued in 2010. See response to comment 1 above.

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